Tuniu Corporation
6, 8-12th Floor, Building 6-A, Juhuiyuan
No. 108 Xuanwudadao, Xuanwu District
Nanjing, Jiangsu Province 210023
People’s Republic of China

October 26, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 27, 2023 (File No. 001-36430)

Dear Mr. McNamara and Ms. Thompson,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 11, 2023 (the “August Response Letter”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1.	We note your response to comment 2. We also note your statement that after consulting with your PRC legal counsel and your further review of the employment profiles retained by you, you re-evaluated and determined that the three employee directors of your operating entities who serve on the Tuniu Chinese Communist Party Committee are not CCP officials. We note your intent to file an amendment to the 2022 Form 20-F to revise the disclosures accordingly. Since the three employee directors each have a CCP official title of secretary or deputy secretary of the Tuniu Chinese Communist Party Committee, please explain to us in detail how you reasonably concluded that they are not CCP officials given their official titles, roles and responsibilities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

October 26, 2023

The Company respectfully submits to the Staff that, according to its PRC legal counsel, Fangda Partners, the term “CCP official” used under HFCAA is not a defined term under PRC laws, rules and regulations or CCP rules and regulations. Based on the clarification by Regulations Office of CCP Central Commission for Discipline Inspection, CCP members who are considered officials within the party, which we believe is a concept reasonably equivalent to “CCP officials” under HFCAA, include CCP members who are: (i) officials in party and government authorities, such as the Central Committee of CCP, the State Council, the Standing Committee of the National People’s Congress and the Supreme People’s Court, (ii) officials in state-owned or state-controlled enterprises and (iii) officials in public institutions, such as government-owned public hospitals and public schools. Neither the Company nor any of its consolidated foreign operating entities is an entity referred to above. Therefore, the Company concluded that none of the three employee directors of the Company’s operating entities who serve on the Tuniu Chinese Communist Party Committee should be considered CCP officials.

*            *           *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP